NOMAD ROYALTY ANNOUNCES FRIENDLY ACQUISITION
BY SANDSTORM GOLD
TRANSACTION CREATES THE LARGEST, PURE-PLAY, HIGHEST GROWTH & MOST LIQUID MID-TIER ROYALTY COMPANY

TSX: NSR
NYSE: NSR

(in U.S. dollars unless otherwise noted)

▪Nomad shareholders to receive significant premium of approximately 34% based on the 20-day volume-weighted average prices of both companies.

▪Nomad shareholders maintain meaningful ownership in Sandstorm's high-quality portfolio of assets: Nomad shareholders will hold 28% of Sandstorm at closing of the Transaction.

▪Nomad shareholders to benefit from increased scale: Following the closing of the Transaction, Sandstorm will be the largest, highest-growth, and most liquid mid-tier royalty and streaming company.

▪Continued exposure to Nomad’s core assets’ significant operating and exploration upside potential: Greenstone, Platreef, and Cortez (Robertson deposit) to be a significant part of Sandstorm’s future growth.

▪Industry leading portfolio diversification: At the closing of the Transaction, Sandstorm’s resulting portfolio will total 260 streams and royalties, of which 39 are cash flowing with no asset contributing more than 15% to Sandstorm’s net asset value (“NAV”) on analyst consensus estimates.

▪Significantly improved trading liquidity and capital markets exposure: Sandstorm trades on average over $19 million shares per day and also benefits from inclusion in indices such as the S&P/TSX Capped Composite.

▪Nomad shareholders continue to benefit from ongoing return of capital to shareholders: Participation in Sandstorm's quarterly dividend.
Montreal, Québec – May 2, 2022 – Nomad Royalty Company Ltd. ("Nomad" or the "Company") (TSX: NSR, NYSE: NSR) is pleased to announce today that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) (TSX: SSL, NYSE: SAND), pursuant to which Sandstorm will acquire all of the issued and outstanding shares of Nomad (the “Nomad Shares”) in an all-share transaction (the “Transaction”) valued at approximately C$755 million. The Transaction will be effected by way of a court-approved plan of arrangement, is subject to certain regulatory and shareholder approvals and is expected to close in the second half of 2022. Under the terms of the Transaction, shareholders of Nomad will receive 1.21 common shares of Sandstorm (the “Sandstorm Shares”) for each Nomad Share held.

The consideration implies a value of approximately C$11.57 per Nomad Share based on the closing price of the Sandstorm Shares on the Toronto Stock Exchange (“TSX”) on April 29, 2022 and represents a premium of 21% to the closing price of the Nomad Shares as at the same date and a premium of 34% on the 20-day volume weighted average price of the Nomad Shares and Sandstorm Shares on the TSX for the period ending on April 29, 2022.

“Nomad has executed and delivered on its commitment to create value for our shareholders through our disciplined transaction-driven strategy. Today’s transaction builds on our vision to create a pure-play, highly diversified, cash-flow focused royalty & streaming company with peer-leading growth. Catalyzing the creation of the next large royalty company has always been our objective,” commented Vincent Metcalfe, CEO of Nomad.

“Today’s announcement propels Sandstorm forward in both size and scale while solidifying Sandstorm’s position amongst its peers as the highest-growth streaming and royalty company. We see tremendous value in Nomad’s high-growth precious metals focused portfolio and in the combined portfolio,” commented Nolan Watson, President & CEO of Sandstorm.

BASECORE TRANSACTION

Concurrent with the Transaction, Sandstorm has also agreed to acquire nine royalties and one stream (the “BaseCore Portfolio”) from BaseCore Metals LP (“BaseCore”) for total consideration of $525 million, consisting of $425 million cash and $100 million Sandstorm Shares (the “BaseCore Transaction”). The cash consideration for the acquisition of the BaseCore Portfolio will be funded from Sandstorm’s newly upsized $500 million revolving credit facility to be implemented before closing of BaseCore Transaction.

BaseCore is an entity equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan that holds a high-quality, long-life portfolio that includes 10 royalty and stream assets, of which three are on currently producing assets, including a 1.66% net profits interest (“NPI”) royalty on the world-class Antamina copper mine located in Peru.

The BaseCore Transaction is expected to close in 4–6 weeks and is subject to regulatory approvals including the approval of the TSX for the listing of the Sandstorm Shares, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature.

ANTAMINA ROYALTY SPIN-OUT AND SILVER STREAM WITH HORIZON

Concurrent with the BaseCore Transaction, Sandstorm has signed an amended and restated letter of intent with Royalty North Partners Ltd. (“RNP”), to become “Horizon Copper”, whereby Sandstorm will sell the acquired 1.66% Antamina NPI royalty to Horizon and Sandstorm will retain a long-life silver stream on the Antamina mine, along with a portion of the post-stream NPI royalty (the “Spin-Out Transaction”).

The business intent of Horizon Copper is to actively grow its existing portfolio of assets, with a focus on copper projects. The subsequent spin-out of the Antamina NPI will position Horizon Copper as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. This transformative transaction provides Horizon Copper with the size and scale required to further grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

The full consideration that Horizon Copper will issue to Sandstorm under the Spin-Out Transaction includes:

•1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the “Antamina Silver Stream”).
•0.55% Antamina Royalty: Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments (the “Antamina Residual Royalty”).
•$50 million Cash Payment: Horizon Copper will raise $50 million by way of equity financing, which will then be payable to Sandstorm on closing of the Spin-Out Transaction.
•$105 million Debenture: Sandstorm will be issued a $105 million debenture (the “Debenture”). The Debenture is expected to bear an interest rate of 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon Copper receives from the 1.66% Antamina NPI after the Antamina Silver Stream and Antamina Residual Royalty obligations are paid. Prepayment of the Debenture can occur at any time prior to maturity without penalty.
•$26 million in Horizon Copper Shares: Horizon Copper will issue Sandstorm approximately $26 million worth of Horizon Copper shares to maintain Sandstorm’s 34% equity interest.

The Antamina Silver Stream and the Debenture will be senior obligations of Horizon Copper, secured by the 1.66% Antamina NPI.

The Spin-Out Transaction is subject to several conditions, including but not limited to, execution of definitive agreements, TSX-V acceptance, disinterested RNP shareholder approval and Horizon Copper raising $50 million.

The Transaction is not conditional on closing of the BaseCore Transaction or the Spin-Out Transaction. The full particulars of the Transaction, BaseCore Transaction, and Spin-Out Transaction will be described in detail in Nomad’s management information circular to be prepared in accordance with applicable securities legislation.

Upon completion of the Transaction and BaseCore Transaction, existing shareholders of Nomad and Sandstorm will respectively own approximately 28% and 67% of the proforma combined entity, and existing shareholders of BaseCore will own approximately 5%, calculated on the date hereof.

Transaction Overview
The Transaction will be effected by way of a court-approved plan of arrangement under the Canadian Business Corporation Act and will be subject to the approval of 66 2/3% of the votes cast by shareholders of Nomad at a special meeting of the shareholders of Nomad (the “Nomad Meeting”) and the approval of a simple majority of the vote cast by shareholders of Nomad at the Nomad Meeting, excluding votes cast by the senior officers, as required under Multilateral Instrument 61-101.

Sandstorm will be required under the policies of the TSX to obtain the approval of a simple majority of the votes cast by shareholders of Sandstorm at a special meeting of the shareholders of Sandstorm (the “Sandstorm Meeting”). The dates of the Nomad Meeting and the Sandstorm Meeting will be announced by way of press release at a later date.

Nomad’s principal shareholders, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP (collectively, “Orion”), have entered into irrevocable voting support agreements with Sandstorm pursuant to which Orion has agreed to vote all of its Nomad Shares, representing in total approximately 61% of the Nomad Shares on a fully diluted basis, in favour of the Transaction. Directors and officers of Nomad, holding a total of approximately 5% of the Nomad Shares on a fully diluted basis, have also entered into voting support agreements with Sandstorm, pursuant to which they have agreed to vote their Nomad Shares in favour of the Transaction.

In addition to the Nomad and Sandstorm shareholder approvals, the Transaction is subject to approval by the Superior Court of Québec, to regulatory approvals, including that of the Canadian Competition Bureau, the TSX and the New York Stock Exchange approvals for the listing of Sandstorm Shares, as well as other customary closing conditions. The Arrangement Agreement contains customary reciprocal non-solicitation covenants, a right to match in favour of Sandstorm, and $20.6 million or $23.6 million in termination and reverse termination fees payable to Sandstorm or Nomad, respectively, in certain circumstances.

Closing of the Transaction is currently expected to occur in the second half of 2022.

Recommendations of the Board of Directors
The board of directors of Nomad, having received a unanimous recommendation from a special committee comprised solely of independent directors (the “Special Committee”), has unanimously approved the Transaction and determined that the Transaction is in the best interest of Nomad and fair to the shareholders of Nomad. Accordingly, the board of directors of Nomad unanimously recommends the shareholders of Nomad to vote in favour of the Transaction.

Advisors
National Bank Financial acted as financial advisor to the Special Committee and has provided an opinion to the board of directors of Nomad and to the Special Committee. Cormark Securities has provided an independent opinion to the Special Committee. Each opinion to the effect that, subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by the shareholders of Nomad in connection with the Transaction is fair, from a financial point of view, to shareholders of Nomad.

Fasken Martineau DuMoulin acted as legal advisor to Nomad and the Special Committee in connection with the Transaction.

Further Information
Further information regarding the Transaction will be included in a management information circular Nomad will prepare, file and mail to its shareholders in advance of the Nomad Meeting. Copies of the Arrangement Agreement and of the management information circular will be available on Nomad’s corporate profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONTACT INFORMATION
For more information about Nomad, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD ROYALTY COMPANY
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4
nomadroyalty.com
ABOUT SANDSTORM GOLD ROYALTIES
Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the Transaction and BaseCore Transaction close, Sandstorm will have acquired a portfolio of 260 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours provisions (collectively, “forward-looking statements”). The forward-looking statements contained in this press release are expressly qualified by this cautionary statement and readers are cautioned not to put undue reliance on them.

Forward-looking statements in this press release may include, without limitation, statements other than statements of historical facts, including regarding: the anticipated benefits of the Transaction to shareholders of Nomad; the structure and estimated value of the Transaction; the anticipated completion and timing of completion of the Transaction; the ability to obtain required court, shareholder and regulatory approvals for the Transaction, the timing of obtaining such approvals; current expectations, estimates and projections of the proforma combined entity; the combined entity’s size and scale; the combined entity’s financial position, including expectations regarding liquidity and cost of capital; the expected pro forma financial outlook of the combined entity; and the outcome or closing of the BaseCore Transaction and the Spin-out Transaction. When used in this press release, words such as “will”, “expect”, “potential”, “objective”, “becoming”, “subject to”, “expected”, “to be”, ”look forward”, “intends”, “plans”, and similar expressions, as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved”, or the negative connotation of such terms, are intended to identify these forward-looking statements.

Forward-looking statements are based on certain key expectations and assumptions made by Nomad’s management. Although Nomad believes that the expectations and assumptions on which such forward-looking statements are based on are reasonable at the time they were made, there can be no assurance that they will prove to be correct. Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Nomad’s control, and which may cause actual results and development to materially differ from those expressed or implied by such forward-looking statements. Such risks and uncertainties and other factors include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; the ability to consummate the Transaction; that the Transaction may not be completed on the terms and conditions or the timing currently anticipated or that it may not be completed at all; the ability to obtain court, shareholder and regulatory approvals, the risk that such approvals may not be obtained in a timely manner or at all and the risk that such approvals may be obtained on conditions that are not anticipated; the satisfaction of other conditions precedent to the Transaction; unanticipated difficulties or expenditures relating to the Transaction; material adverse effects on the business, properties and assets of Nomad or Sandstorm; the potential adverse impact of the announcement or consummation of the Transaction on Nomad’s and Sandstorm’s relationships with third parties; the outcome of legal proceedings that may be instituted against Nomad in relation to the Arrangement Agreement; fluctuation in the price of the Sandstorm Shares; fluctuations in gold, silver and iron ore prices; the failure to comply with the Arrangement Agreement resulting in Nomad being required to pay the termination fee and the termination fee having a material adverse effect on Nomad’s financial position; the possibility that the BaseCore Transaction and/or the Spin-out Transaction will not be completed on the terms and conditions or the timing currently contemplated, and that one or both of them may not be completed at all; as well as additional risks and uncertainties inherent to Nomad’s business, not currently known by Nomad, that are out of Nomad’s control or that Nomad currently deems to be immaterial, which could also have a material adverse effect on Nomad or on its ability to consummate the Transaction.

Forward-looking statements contained in this press release are made as of the date of this press release. Nomad disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. If Nomad updates any one or more forward-looking statements, no inference should be drawn that Nomad will make additional updates with respect to those forward-looking statements.